AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Scott P. Slykas, Esq.

Director of Corporate Legal & SEC Affairs

November 20, 2007

FILED VIA EDGAR (CORRESP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re:	Affirmative Insurance Holdings, Inc.
Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2006; File Number 000-50795

Dear Mr. Rosenberg:

We are in receipt of that certain correspondence dated November 13, 2007 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2006 of Affirmative Insurance Holdings, Inc. (“Affirmative”). The Comment Letter is itself a response to our correspondence dated August 30, 2007, wherein we were responding to Staff comments dated July 3, 2007.

In the Comment Letter, you indicated that we should respond to the comments contained therein within ten (10) business days or tell the Staff when we will provide a response. We appreciate the Staff’s comments, and wish to ensure that we have sufficient time to respond to the Comment Letter appropriately. At present, our internal accounting, actuarial and legal staff as well as our independent auditors are heavily involved in year-end closing and reporting processes, as well as several special projects, and will continue to be so during the remainder of November and December. The Staff’s comments, which relate to accounting issues and related disclosures, require careful consideration and coordinated responses, both by our internal accounting, actuarial and legal staff as well as our independent auditors. Accordingly, this correspondence will confirm that we will submit a written response to the Staff’s comments in the Comment Letter on or before January 11, 2008.

Thank your for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Scott P. Slykas
Scott P. Slykas, Esq.

Director of Corporate Legal & SEC Affairs
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

Telephone:	(630) 560-7696
Facsimile:	(630) 560-7244
E-Mail:	scott.slykas@affirmativeinsurance.com